ZONES, INC.

PROXY

The undersigned Shareholders of Zones, Inc. (the “Company”) hereby appoint John H. Bauer and William C. Keiper, and each of them, proxies for the undersigned, with full power of substitution, and authorizes them to attend the Special Meeting of Shareholders for the Company on November 19, 2008, and any adjournments thereof, and to vote thereat all shares of Common Stock of the Company that the undersigned would be entitled to vote if personally present, to vote FOR the proposal to approve the merger and to approve and adopt the Agreement and Plan of Merger dated as of July 30, 2008, and as amended on November 17, 2008 as it may be further amended from time to time, by and between the Company and Zones Acquisition Corp., and the other transactions contemplated thereby, and FOR the proposal to approve any motion to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the foregoing proposal, and to vote in their discretion on any other matters presented at the meeting or any adjournments thereof and FOR the appointment of the Shareholder Representatives to serve as the agent and the attorney-in-fact for and on behalf of each of the Selling Shareholders.  This proxy is coupled with an interest and irrevocable.  This Proxy shall terminate as provided in Section 6 of that certain Shareholder Voting and Support Agreement dated as of November 17, 2008 by and among the undersigned shareholders and the Company.

/s/ Firoz Lalji
Firoz Lalji

/s/ Najma Lalji
Najma Lalji